June 26, 2012

Attn:  Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, DC  20549

RE: Applied Minerals, Inc. File No. 000-31380
       SEC Comment Letter dated June 12, 2012

Dear Ms. Jenkins:

On behalf of Applied Minerals, Inc. (“AMNL”), I am writing in response to your comment letter dated June12, 2012, as referenced above.  As noted in your correspondence, such comments include the filings for Form 10-K for Applied Minerals, Inc.’s fiscal year ended December 31, 2011.  I am hopeful that this letter will assist in clarifying the items set forth in your correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2011:

Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1.
Comment: We note the revised audit report in response to prior comment 4. We note the fourth paragraph of your revised audit report states that your independent registered public accounting firm’s attestation report on internal control over financial reporting dated March 15, 2012 expressed an unqualified opinion.  However, we note that the attestation report of your independent accountant on internal control over financial reporting dated March 15, 2012 included on page F-2 expressed an adverse opinion.  Please advise your independent accountant to correct this apparent inconsistency and amend your Form 10-K to file the revised audit report.

Response: Below is a copy of the revised audit report that will be included as part of an amended filing of our 2011 Form 10-K to be filed by June 29, 2012.

To the Board of Directors and Stockholders of Applied Minerals, Inc.:

We have audited the accompanying balance sheets of Applied Minerals, Inc. (the “Company”) (exploration stage company) as of December 31, 2011 and 2010, and the related statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2011, 2010 and 2009, and the cumulative period from inception (January 1, 2009) through December 31, 2011.  Applied Minerals, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Applied Minerals, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, and the cumulative period from inception (January 1, 2009) through December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Applied Minerals, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2012 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

PMB Helin Donovan, LLP
/s/PMB Helin Donovan, LLP
Seattle, Washington
March 15, 2012

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Controls, page F-2

2.
Comment: We note your independent registered public accounting firm’s report on internal control over financial reporting included here did not comply with PCAOB Auditing Standard No. 5 in the following respects:

•
The scope paragraph should be revised to reflect an audit of a Registrant’s internal control over financial reporting based on the framework used to evaluate the effectiveness of the registrant’s internal control over financial reporting.

•	The report should be revised to include the elements as required by the paragraphs 85(b), (c), (d), and (h) of Auditing Standard No. 5.
•
The opinion paragraph opines on management’s assessment of internal control over financial reporting.  The opinion should be on the Registrant’s internal control over financial reporting.  Refer to paragraph 85(k) of Auditing Standard No. 5.

Please advise your independent accountant to revise their report, as appropriate, and further amend your form 10-K to file the revised attestation report on your internal control over financial reporting.

Response: Below is a copy of the revised attestation report that will be included as part of an amended filing of our 2011 Form 10-K to be filed by June 29, 2012.

To the Board of Directors and Stockholders of Applied Minerals, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Applied Minerals, Inc. (the “Company”) did not maintain effective internal control over financial reporting as of December 31, 2011, because of the effect of the material weaknesses identified in management’s assessment, as more fully described below.  Our audit was based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2011:

•	Certain controls over equity were not effective to ensure that all transactions involving equity were recorded in an accurate and timely fashion;

•	Certain controls were not effective to ensure that all expenses were accurately categorized;

•	The Company did not have adequate control over the recording and monitoring of purchase orders and accounts receivables; and

•
Management determined there was an insufficient number of personnel with appropriate technical accounting and SEC reporting expertise to perform a timely financial close process, adhere to certain control disciplines, and to evaluate and properly record certain non-routine and complex transactions. This resulted in audit adjustments, which are material in the aggregate and necessary to present the annual audited financial statements in accordance with generally accepted accounting principles. In light of the actual audit adjustments required and the effect on the account balances and related disclosures in the financial statements management determined there is a more than a remote likelihood that material misstatement could occur and not be detected in the Company's interim or annual audited financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Applied Minerals, Inc. as of December 31, 2011 and 2010, and the related statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2011, 2010 and 2009, and the cumulative period from inception (January 1, 2009) through December 31, 2011. The aforementioned material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 financial statements, and this report does not affect our report dated March 15, 2012, which expressed an unqualified opinion on those financial statements.

In our opinion Applied Minerals, Inc., did not maintain effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Applied Minerals, Inc., has not maintained effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/PMB Helin Donovan, LLP
PMB Helin Donovan, LLP
Seattle, Washington
March 15, 2012

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Applied Minerals, Inc., I respectfully submit this clarification to our Form 10-K for the period ended December 31, 2011 filed on March 19, 2012 in response to the SEC comment letter dated June 12, 2012.

Sincerely,

/s/ William Gleeson

William Gleeson
General Counsel
Applied Minerals, Inc.